[redacted]

03033746

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Structured Asset Mortgage Investments Inc.	**0000882253**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, September 30, 2003, Series 2003-3	**333-68542**

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
OCT 01 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 30 2003
WASH. D.C.
181

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRUCTURED ASSET MORTGAGE INVESTMENT INC.

By: ____________________
Name: Baron Silverstein
Title: Vice President

Dated: September 26, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

New Issue Marketing Materials

$715,185,500 (Approximate)

Bear Stearns ALT-A ARM Trust
Mortgage Pass-Through Certificates, Series 2003-3

Wells Fargo Bank Minnesota, NA
Master Servicer

EMC Mortgage Corporation
Mortgage Loan Seller

Structured Asset Mortgage Investments, Inc.
Depositor

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

All statistical Information is preliminary and based upon Information as of September 1, 2003.

September 19, 2003

$715,185,500 (approx)

Bear Stearns Alt-A ARM Trust
Mortgage Pass-Through Certificates, Series 2003-3
Hybrid ARM Mortgage Loans

Class	Certificate Size (1)	Expected Ratings (S&P/Mdys)	Credit Enhance %age (2)	Interest Rate Type	Collateral Type	Certificate Type
I-A	$175,044,800	AAA/Aaa	5.90%	WAC (3)	3-Yr. Hybrid	Group I Senior PT
I-X	Notional (4)	AAA/Aaa	5.90%	Fixed (4)	3-Yr. Hybrid (12)	Sub-Group I-B Senior IO
II-A	$93,609,000	AAA/Aaa	5.90%	WAC (5)	5-Yr. Hybrid (12)	Group II Senior PT
III-A	$145,755,700	AAA/Aaa	5.90%	Floater (6)	5-Yr. Hybrid	Group III Senior PT
IV-A	$31,960,200	AAA/Aaa	5.90%	WAC (7)	3-Yr. Hybrid	Group V Senior PT
V-A	$170,365,300	AAA/Aaa	5.90%	WAC (8)	5-Yr. Hybrid	Group VI Senior PT
VI-A	$41,610,700	AAA/Aaa	5.90%	WAC (9)	7-Yr. Hybrid	Group VII Senior PT
VII-A	$18,706,200	AAA/Aaa	5.90%	WAC (10)	10-Yr. Hybrid	Group VIII Senior PT
B-1	$13,670,600	AA/Aa2	4.00%	WAC (11)	Total Portfolio	Crossed Subordinate
B-2	$10,792,500	A/A2	2.50%	WAC (11)	Total Portfolio	Crossed Subordinate
B-3	$6,475,700	BBB/Baa2	1.60%	WAC (11)	Total Portfolio	Crossed Subordinate

(1) The Certificate Sizes are approximate and subject to a +/- 10% variance.

(2) The Credit Enhancement percentages are preliminary and are subject to change based upon the final pool as of the Cut-off Date and additional rating agency analysis.

(3) The Class I-A Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of (A) the weighted average of the Net Rates of the Group I-A Mortgage Loans and (B) the weighted average of the Net RAtes of the Group I-B Mortgage Loans minus 0.255%. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.613%.

(4) The Class I-X Certificates will bear interest at a fixed rate (the Pass-Through Rate) equal to 0.255% based on a notional balance equal to the aggregate principal balance of the Group I-B Mortgage Loans. The notional balance with respect to the first interest accrual period is expected to be approximately $46,837,694.

(5) The Class II-A Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group II Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 5.098%.

(6) Up to and including the distribution date in [May 2008], the Class III-A Certificates will be paid interest based upon an Interest Rate Swap as more fully described herein and will bear interest at a floating rate (the Pass-Through Rate) based on One-Month LIBOR plus 35 basis points on an Actual/360 basis. After the distribution date in [May 2008], the Class III-A will bear interest at the weighted average Net Rates of the Group III Mortgage Loans.

(7) The Class IV-A Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group IV Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.478%.

(8) The Class V-A Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group V Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.755%.

(9) The Class VI-A Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group VI Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.648%.

(10) The Class VII-A Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group VII Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.906%.

(11) The Class B Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Pass-Through Rates of all Senior Certificates weighted in proportion to the results of subtracting from the aggregate principal balance of each Mortgage Loan Group, the Class Principal Balance of the related Classes of Senior Certificates. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.853%.

(12) The mortgage loans that comprise Mortgage Loans Group I-B and Mortgage Loans Group II have prepayment penalties. See section on Prepayment Penalties for further description.

Depositor/Seller:	Structured Assets Mortgage Investments ("SAMI")
Master Servicer:	Wells Fargo Bank Minnesota, National Association
Trustee/Paying Agent:	JP Morgan Chase Bank
Originators/Underlying Servicers:	The Originators for the Mortgage Loans are Indy Mac Bank, FSB (approx. 61%), HomeBanc Mortgage Corporation (approx. 14%), Ivy Mortgage (approx. 13%), Greenpoint Mortgage Funding, Inc. (approx. 7%), US Bank (approx. 3%) and SouthStar Mortgage Corporation (approx. 2%). The Mortgage Loans will be serviced by Alliance Mortgage Company, except for loans originated by Indy Mac and US Bank, which will be serviced by them, respectively.
Cut-off Date:	September 1, 2003
Closing Date:	September 30, 2003
Rating Agencies:	Standard & Poor's ("S&P") and Moody's Investors Service ("Moody's")
Legal Structure:	REMIC, other than the Class III-A Certificates that are Grantor Trust
Optional Call:	10% cleanup call
Distribution Date:	25th of each month, or next business day, commencing September 25, 2003
Remittance Type:	Scheduled/Scheduled
Form of Registration:	The investment grade Certificates will be issued in book-entry form through DTC.
Cross-Collateralization:	The Class B Certificates will be cross-collateralized subordinate certificates issued for the mortgage pool.
ERISA:	The Offered Certificates (other than the Class III-A Certificates on or before the distribution date in May 2008) are expected to be ERISA eligible. Prospective investors should review with the legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.

SMMEA: The Senior and Class B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Advancing Obligation: The Underlying Servicer is obligated to advance delinquent mortgagor payments through the date of liquidation of an REO property to the extent they are deemed recoverable. The Master Servicer will be required to advance to the extent that an Underlying Servicer fails in its obligation.

Compensating Interest: The Underlying Servicer is required to cover interest shortfalls as a result of full prepayments to the extent of their aggregate servicing compensation.

Interest Accrual Period: The interest accrual period for the Class III-A Certificates for a given Distribution Date will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis). On the Closing Date, the Class III-A Certificates will settle flat.

The interest accrual period on the Offered Certificates (other than the Class III-A Certificates) for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis). On the Closing Date, the price to be paid by investors for the Offered Certificates (other than the Class III-A Certificates) will include accrued interest from the Cut-off Date up to, but not including, the Closing Date (29 days).

Other Certificates: The following Classes of "Other Certificates" will be issued in the indicated approximate original principal amounts, which will provide credit support to the related Offered Certificates, but are not offered hereby.

Certificate	Orig. Balance	PT Rate
Class B-4	$7,194,900	WAC (see footnote 11)
Class B-5	$2,158,600	WAC (see footnote 11)
Class B-6	$2,158,827	WAC (see footnote 11)

Collateral Description:

As of September 1, 2003, the aggregate principal balance of the Mortgage Loans described herein is approximately $719.5 million. The Mortgage Loans are conventional, adjustable rate One-Year CMT, Six-Month LIBOR or One-Year LIBOR indexed mortgage loans with initial rate adjustments occurring either three, five, seven or ten years after the date of origination ("Hybrid ARMs"). The Mortgage Loans are secured by first liens on one- to four-family residential properties. Approximately 37% of the mortgage loans (by principal balance) is fully amortizing over their original term (generally 30-years) while the remaining approximately 63% of the mortgage pool allow for payments of interest only for a term equal to the initial fixed period of the mortgage loan. After such interest only period, such mortgage loans will fully amortize over its remaining term.

Below is a further summary of the collateral characteristics of the Mortgage Loans by each mortgage loan group and the total pool (expected as of September 1, 2003):

MLG	% of Pool	Gross WAC	Net WAC	WAM (mos.)	Gross Margin	Net Margin	Initial Cap	Period Cap	Max Rate	Mos to Roll
I-A	19.34%	5.054%	4.614%	358	2.751%	2.311%	3.000%	1.504%	11.053%	34
I-B	6.51%	5.305%	4.865%	358	2.754%	2.314%	3.000%	1.421%	11.307%	34
II	13.83%	5.517%	5.098%	358	2.750%	2.331%	5.000%	1.463%	11.511%	58
III	21.53%	5.675%	5.235%	356	2.752%	2.312%	5.000%	1.453%	11.674%	56
IV	4.72%	4.862%	4.478%	354	2.494%	2.110%	3.547%	1.550%	10.313%	30
V	25.16%	5.133%	4.789%	357	2.549%	2.205%	5.437%	2.320%	11.034%	57
VI	6.15%	5.030%	4.648%	358	2.734%	2.352%	5.027%	4.729%	11.900%	82
VII	2.76%	5.281%	4.906%	359	2.683%	2.308%	5.318%	4.887%	12.494%	119
Totals:	**100%**	**5.284%**	**4.879%**	**357**	**2.685%**	**2.280%**	**4.497%**	**1.762%**	**11.319%**	**53**

Below is a further summary of the collateral characteristics of the Mortgage Loans by each mortgage loan group and the total pool (information has been provided as of September 1, 2003):

MLG	Originator	Underlying Servicer	Principal Balance	% of Pool	% of Group	Loan Type	Index Type
I-A	Indy Mac	Indy Mac	$70,213,375	9.76%	50.45%	3/1 Hybrid	1-Yr. CMT
I-A	Indy Mac	Indy Mac	$68,968,967	9.59%	49.55%	3/6 Hybrid	6-Mo. LIBOR
I-B	Indy Mac	Indy Mac	$19,724,746	2.74%	42.11%	3/1 Hybrid	1-Yr. CMT
I-B	Indy Mac	Indy Mac	$27,112,948	3.77%	57.89%	3/6 Hybrid	6-Mo. LIBOR
II	Indy Mac	Indy Mac	$46,103,463	6.41%	46.35%	5/1 Hybrid	1-Yr. CMT
II	Indy Mac	Indy Mac	$53,374,778	7.42%	53.65%	5/6 Hybrid	6-Mo. LIBOR
III	Indy Mac	Indy Mac	$71,064,906	9.88%	45.88%	5/1 Hybrid	1-Yr. CMT
III	Indy Mac	Indy Mac	$83,829,663	11.65%	54.12%	5/6 Hybrid	6-Mo. LIBOR
IV	Ivy	Alliance	$3,907,866	0.54%	11.51%	3/1 Hybrid	1-Yr. CMT
IV	Ivy	Alliance	$231,500	0.03%	0.68%	3/1 Hybrid	1-Yr. LIBOR
IV	SouthStar	Alliance	$6,237,760	0.87%	18.37%	3/6 Hybrid	6-Mo. LIBOR
IV	Greenpoint	Alliance	$13,013,979	1.81%	38.32%	3/6 Hybrid	6-Mo. LIBOR
IV	US Bank	US Bank	$10,163,739	1.41%	29.92%	3/1 Hybrid	1-Yr. CMT
IV	HomeBanc	Alliance	$59,802	0.01%	0.18%	3/1 Hybrid	1-Yr. LIBOR
IV	HomeBanc	Alliance	$349,500	0.05%	1.03%	3/1 Hybrid	1-Yr. CMT
V	Ivy	Alliance	$21,667,557	3.01%	11.97%	5/1 Hybrid	1-Yr. CMT
V	Ivy	Alliance	$2,673,822	0.37%	1.48%	5/1 Hybrid	1-Yr. LIBOR
V	Ivy	Alliance	$66,973,701	9.31%	36.99%	5/6 Hybrid	6-Mo. LIBOR
V	SouthStar	Alliance	$865,201	0.12%	0.48%	5/1 Hybrid	1-Yr. CMT
V	SouthStar	Alliance	$7,380,080	1.03%	4.08%	5/6 Hybrid	6-Mo. LIBOR
V	Greenpoint	Alliance	$21,255,717	2.95%	11.74%	5/6 Hybrid	6-Mo. LIBOR
V	US Bank	US Bank	$8,938,531	1.24%	4.94%	5/1 Hybrid	1-Yr. CMT
V	HomeBanc	Alliance	$521,119	0.07%	0.29%	5/1 Hybrid	1-Yr. LIBOR
V	HomeBanc	Alliance	$50,771,445	7.06%	28.04%	5/6 Hybrid	6-Mo. LIBOR
VI	Ivy	Alliance	$102,400	0.01%	0.23%	7/1 Hybrid	1-Yr. CMT
VI	Ivy	Alliance	$678,750	0.09%	1.53%	7/6 Hybrid	6-Mo. LIBOR
VI	SouthStar	Alliance	$97,096	0.01%	0.22%	7/1 Hybrid	1-Yr. CMT
VI	Greenpoint	Alliance	$13,443,951	1.87%	30.40%	7/6 Hybrid	6-Mo. LIBOR
VI	HomeBanc	Alliance	$267,072	0.04%	0.60%	7/1 Hybrid	1-Yr. LIBOR
VI	HomeBanc	Alliance	$29,630,420	4.12%	67.01%	7/6 Hybrid	6-Mo. LIBOR
VII	Ivy	Alliance	$688,000	0.10%	3.46%	10/1 Hybrid	1-Yr. LIBOR
VII	HomeBanc	Alliance	$19,191,070	2.67%	96.54%	10/6 Hybrid	6-Mo. LIBOR

NOTE: the information related to the Mortgage Loans described herein reflects information as of the September 1, 2003. It is expected that on or prior to the Closing Date, scheduled and unscheduled principal payments will reduce the principal balance of the Mortgage Loans as of the Cut-off Date and may cause a decrease in the aggregate principal balance of the Mortgage Loans, as reflected herein, of up to 10%. **Consequently, the initial principal balance of any of the Offered Certificates by the Closing Date is subject to a decrease of up to 10% from amounts shown on the front cover hereof.**

Prepayment Penalties:

All of the mortgage loans in Mortgage Loan Sub-Group I-B and Mortgage Loan Group II are subject to prepayment penalties for terms of up to 3 years after origination (see table below). During such period, if the borrower makes a prepayment of more than 20% of the original principal balance of the mortgage loan within a 12 month period the borrower will be required to pay 6 months of interest on the amount of the prepayments in excess of 20%. The borrower will not be required to pay a penalty in the event of a full prepayment that result from the borrower selling the mortgaged property. In addition, 12%, 3% and 15% of Mortgage Loan Groups IV, V and VI, respectively, are subject to prepayment penalties for up to 3 or 5 years. The certificateholders will not be entitled to prepayment penalties received by the servicer.

Prepay Term	% of Sub MLG I-B	% of MLG II
1	17.88%	9.99%
2	3.63%	1.49%
3	78.49%	88.53%

Underwriting Standards:

The Mortgage Loans were underwritten to the guidelines of the originator as more fully described in the prospectus supplement

Credit Enhancement:

Credit Enhancement for the Certificates will be provided by a senior/subordinate shifting interest structure. The Class B Certificates are cross-collateralized and provide credit enhancement for the Class A Certificates.

Interest Rate Swap Counterparty: Bear Stearns Financial Products (rated AAA and Aaa by S&P and Moody's, respectively).

Interest Rate Swap: On the Closing Date, the Trustee will enter into an interest rate Swap with the Interest Rate Swap Counterparty relating to the Class III-A Certificates. On each Distribution Date, the Trust will be obligated to pay the Interest Rate Swap Counterparty an interest rate equal to the weighted average Net Mortgage Rate of

the Group III Mortgage Loans based on a notional amount equal to the Class III-A Certificates. The Interest Rate Swap Counterparty will then make monthly interest payments to the Trustee based the then current level of One-Month LIBOR plus 35 basis points on the same notional balance on an actual/360 basis. The maturity date of the Interest Rate Swap is the distribution date in May 2008.

Cash-Flow Description: Distributions on the Certificates will be made on the 25th day of each month (or next business day). The payments to the Certificates, to the extent of available funds, will be made according to the following priority:

Available Funds:

1. Payment of interest to the Interest Rate Swap Counterparty;
2. Payment of interest to the holders of the Class I-A, Class I-X, Class II-A, Class III-A, Class IV-A, Class V-A, Class VI-A and Class VII-A Certificates at a rate equal to their respective Pass-Through Rates (as described on the cover page hereof);
3. Payment of principal to the holders of the Class I-A, Class II-A, Class III-A, Class IV-A, Class V-A, Class VI-A and Class VII-A Certificates in an amount equal to their respective Group's Senior Optimal Principal Amount; and
4. Payment of interest and principal sequentially to the Class B Certificates in order of their numerical class designations, beginning with the Class B-1 Certificates, so that each such Class shall receive (a) the weighted average Net Mortgage Rate of the Mortgage Loans, and (b) such class' Allocable Share of the Subordinate Optimal Principal Amount.

Shifting Interest:

The Senior Certificates will be entitled to receive 100% of the prepayments on the Mortgage Loans up to and including August 2010. The Senior Prepayment Percentage can be reduced to the Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the Subordinate Percentage (which includes the Mezzanine) over the next five years provided that (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed 30%, 35%, 40%, 45% or 50% for each test date.

Notwithstanding the foregoing, if after 3 years the current Subordinate Percentage is equal to two times the initial Subordinate Percentage and (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed a) on or prior to August 2006, 20% or b) after August 2006, 30%, then prepayments will be allocated on a pro rata basis.

If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the subordinate prepayment percentage can be allocated to the subordinate classes.

Allocation of Losses:

Realized Losses on the Mortgage Loans will be allocated to the most junior class of Certificates outstanding beginning with the Class B-6 Certificates, until the Certificate Principal Balance of each Subordinate Class has been reduced to zero. Thereafter, Realized Losses on the Group I Mortgage Loans will be allocated to the Class I-A Certificates, Realized Losses on the Group II Mortgage Loans will be allocated pro rata to the Class II-A Certificates, Realized Losses on the Group III Mortgage Loans will be allocated pro rata to the Class III-A Certificates, Realized Losses on the Group IV Mortgage Loans will be allocated pro rata to the Class IV-A Certificates, Realized Losses on the Group V Mortgage Loans will be allocated pro rata to the Class V-A Certificates, Realized Losses on the Group VI Mortgage Loans will be allocated pro rata to the Class VI-A Certificates and Realized Losses on the Group VII Mortgage Loans will be allocated pro rata to the Class VII-A Certificates.

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by the issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results, which may differ substantially from those, reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models or performance analysis, which are likely to produce different results, and any other further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or liquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.